

SEC  08026164 ISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67485

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2007___ AND ENDING___12/31/2007___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arima Advisors, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___100 Wilshire Blvd. #2010___
                    (No. and Street)

Santa Monica   CA   90401
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                                    (Area Code   Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Tanton and Company, LLP___
              (Name - if individual, state last, first, middle name)

___37 West 57th Street___    PROCESSED ___New York___   ___10009___
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    [X] Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FEB 29 2008

THOMSON
FINANCIAL

008
Mail Processing
Section

FEB 2 2 2008

Washington, DC
100

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _MARK ARIMURA_ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
ARIMA ADVISORS, LLC , as
of _FEB 14 DECEMBER 31_ , 20 _08_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

Notary Public

_____CC O_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARIMA ADVISORS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2007

ARIMA ADVISORS, LLC

TABLE OF CONTENTS



STANTON AND COMPANY, LLP
Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

To the member of Arima Advisors, LLC:

We have audited the accompanying balance sheet of Arima Advisors, LLC as of December 31, 2007 and the related statements of income, changes in members' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Arima Advisors, LLC as of December 31, 2007, and the results of their operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not required part of the basis financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
February 15, 2008

37 West 57th Street • 5th Floor • New York, N.Y. 10019, Tel: (212) 583-1100, Fax: (212) 583-1107

ARIMA ADVISORS, LLC
BALANCE SHEET
DECEMBER 31, 2007

ASSETS

CASH AND CASH EQUIVALENTS	$	87.506
TOTAL ASSETS	$	87.506

LIABILITIES AND MEMBERS' EQUITY

ACCOUNTS PAYABLE AND ACCRUED EXPENSES		11,609
TOTAL LIABILITIES		11,609
MEMBERS' EQUITY		75,897
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	87,506

The accompanying notes are an integral part of these financial statements

TANTON AND COMPANY, LLP

ARIMA ADVISORS, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2007

INCOME

Services	$	79,493
Interest		2,114
Other		35,000
Total Income		116,607

OPERATING EXPENSES

Professional fees	31,000
Operating and maintenance	5,402
Total Operating expenses	36,402

NET INCOME	$	80,205

The accompanying notes are an integral part of these financial statements.

TANTON AND COMPANY, LLP

ARIMA ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2007

Balance at January 1, 2007	$	4,692
Net income		80,205
Capital contributions		45,000
Capital distributions		(54,000)
Balance at December 31, 2007	$	75,897

The accompanying notes are an integral part of these financial statements.

4

TANTON AND COMPANY, LLP

ARIMA ADVISORS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$ 80,205
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities	
Other assets	630
Accounts payable and accrued expenses	7,959
NET CASH PROVIDED BY OPERATING ACTIVITIES	88,794

CASH FLOWS FROM FINANCING ACTIVITIES:

Distributions	(54,000)
Contributions	45,000
NET CASH USED IN FINANCING ACTIVITIES	(9,000)
NET DECREASE IN CASH	79,794
CASH, Beginning	7,712
CASH, Ending	$ 87,506

The accompanying notes are an integral part of these financial statements

TANTON AND COMPANY, LLP

ARIMA ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

---

1. **Organization and Business Activity**

   Arima Advisors, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company is engaged in selling proprietary research to U.S. investments partnerships.

2. **Summary of Significant Accounting Policies**

   Research Fees

   Research fees are earned by providing U.S institutions with proprietary information. Fee revenue is recognized during the period the service is provided.

   Income Taxes

   The Company is a California limited liability company ("LLC") with a perpetual existence. The members of an LLC are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision liability for federal income taxes has been included in the financial statements.

   Cash and Cash Equivalents

   For purposes of the statements of cash flows, the Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

   Use of Estimates in Financial Statements

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **Net Capital Requirement**

   As a registered broker-dealer, the Company is subject to rule 15c3-1 of the Securities and Exchange Commission, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed .8 to 1 for the twelve months after commencing business and .15 to 1 thereafter. At December 31, 2007, the Company had net capital of $75,897, which was $70,897 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital ratio was .15 to 1.

ARIMA ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

4. **Lease Agreement**

   The company leases office space from the member on a month to month basis. Rent expense for the year ended December 31, 2007 amounted to approximately $2,000.

Arima Advisors, LLC

Supplementary Information Required by

Rule 17a-5 Under the Securities Exchange Act of 1934

December 31, 2007

Arima Advisors, LLC

Computation for Determination of Reserve Requirement
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2007
Schedule II

The Company claims exemption from the requirements of rule 15c3-3,
under Section (k)(2)(i) of the Rule.

ARIMA ADVISORS LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2007

NET CAPITAL
Total member's equity $ 75,897

DEDUCTIONS
Non allowable assets -

NET CAPITAL $ 75,897

COMPUTATION OF MINIMUM NET CAPITAL REQUIREMENTS

Minimum net capital required 12 1/2% of aggregate indebtedness $ 1,451

Minimum dollar net capital requirement of reporting broker or dealer 5,000

Net capital requirement 5,000

Excess net capital 70,897

Excess net capital at 1000% $ 74,736

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness in the statement of financial
condition - accrued expenses $ 11,609

Ratio of aggregate indebtedness to net capital .15 to 1

No material differences exist between the above computation and the computation included in
the Company's corresponding unaudited Form X-17a-5 Part IIA filing

The accompanying notes are an integral part of these financial statements

TANTON AND COMPANY, LLP

Arima Advisors, LLC

Information Relating to the Possession pr Control Requirement Under Rule 15c3-3 of the
Securities and Exchange Commission As of December 31, 2007
Schedule III

The Company claims exemption from the requirement of rule 15c3-3,
under Section (k)(2)(i) of the Rule.



TANTON
AND
COMPANY, LLP
Accountants & Consultants

Independent Auditors' Report on Internal Control Structure Required by Sec Rule 17a-5

The Member of
Arima Advisors, LLC

In planning and performing our audit of the financial statements of Arima Advisors, LLC (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

37 West 57th Street • 5th Floor • New York, N.Y. 10019, Tel: (212) 583-1100, Fax: (212) 583-1107

management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliable in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiency, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal was for the limited purpose described in the first and second paragraphs and would not necessarily all deficiencies in internal control that might be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York

February 15, 2008

Tanton and Company LLP

END

TANTON AND COMPANY, LLP